UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

TerraCycle US Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-2479091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

121 New York Avenue
Trenton, New Jersey 08638
(Full mailing address of principal executive offices)

(609) 656-5100
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TerraCycle,” “we,” or “the Company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “Parent Company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2024 (“Interim 2024”) and the six-month period ended June 30, 2023 (“Interim 2023”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this semi-annual report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview of Business Operations and Revenue Recognition

TerraCycle US Inc. was incorporated in Delaware in August 2017 by our Parent Company, which continues to own all of our common stock (approximately 71.8% of our equity). The remaining 28.2% of our equity is held by stockholders from our Regulation A offering which was conducted between January 10, 2018 and September 30, 2020. Our wholly owned subsidiary, TerraCycle US, LLC (“TerraCycle US, LLC”), is also our operating subsidiary and has been operating in the United States since January 1, 2014. The consolidated financial statements include the accounts of TerraCycle US, LLC and its wholly owned domestic subsidiaries, TerraCycle Regulated Waste, LLC and Complete Recycling Solutions LLC. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Our net sales are derived primarily from sale of products and services in four principal segments: Sponsored Waste, Zero Waste Boxes, Material Sales, and Regulated Waste. In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments.

In Sponsored Waste, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. We generally record revenue from these programs both from management fees that we charge the sponsors as well as variable fees that we charge the sponsors based on the amount of waste received. In some programs we provide additional add-on services such as shopper marketing and sale of specialty products made from recycled materials.

We also sell recycling services via Zero Waste Boxes. Through this program we send Zero Waste Boxes to customers or clients to be returned to us once filled with the applicable waste stream. This program is used by customers or clients who wish to collect and recycle a specific waste stream not sponsored by a brand. We receive revenues from the sale of these services. In addition, we work with some Zero Waste Boxes customers to design custom programs where we provide marketing and support services to help promote the collection of certain waste streams. In addition to the revenue earned from the sale of recycling services via Zero Waste Boxes, we also earn management fees for the marketing and support service that we provide to support those programs.

In Material Sales we earn revenue from the sale of pre-processed waste directly to a recycler and/or sale of the processed recycled materials recycled through third party recycling facilities.

Regulated Waste provides products and services to mainly offices for the effective and compliant management of Regulated Universal waste. Revenue from Regulated Waste is derived from fees we charge for these products and services.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services).

Media Placements and Awards

During the first half of 2024, we earned over 13,700 media placements globally, resulting in a combined reach of more than 16 billion media impressions, marking a 4% increase in placements over the same period last year.

Our public relations team generated approximately 12,500 media placements in the first half of 2024, resulting in a combined reach of nearly 11.5 billion media impressions, marking a 23% increase in placements and a 17% increase in impressions over the same period in 2023.

Estimates

The discussion and analysis of the Company’s financial condition and results of operations are based on the condensed consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to receivable allowances, inventories, accruals, goodwill and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Operating Results (in thousands)

Although down slightly in aggregate, the Company’s financial performance has continued to be strong in 2024, despite the impact of the economic uncertainty on the spending decisions of our clients. Net sales for the Company for the six months ended June 30, 2024 (“Interim 2024”) were approximately $20,600, a slight decrease of $105 (<1%) from the $20,705 reported for the six months ended June 30, 2023 (“Interim 2023”). Overall, the performance of our Regulated Waste segment mostly compensated for declines in the performance of our other segments, as follows:

•	Sponsored Waste net sales decreased by $1,057 (14%), driven by fewer brand and retail sponsored programs, a consequence of post-COVID normalization.

•	Zero Waste Boxes net sales decreased by $439 (6%) driven primarily by normal fluctuations in the timing of sales, collection and processing. Despite the decline, we are seeing a shift in brand sponsored programs to consumer driven purchasing, with a growing Direct To Customer (“DTC”) e-Commerce business within this segment.

•	Material Sales net sales decreased by $66 (5%) during Interim 2024 from $1,349 during Interim 2023, due to the timing of sales, collection and processing.

•	Regulated Waste net sales increased by $2,218 (61%) for Interim 2024 compared to Interim 2023, driven primarily by an increased focus on driving growth in this profitable segment coupled with the acquisition of Complete Recycling Solutions, LLC (“CRS”) in June 2023.

In addition, although not recorded at the segment level, we realized a $301 decrease as a result of the timing of revenue recognition of annual contracts. The decrease was primarily attributable to the deferred revenue associated with variable fees, which fluctuate relating to the volume of waste collected, but not yet processed.

A breakdown of the Company’s performance by segment for the periods ending June 30, 2024 and 2023, can be found in Note 13 of the accompanying financial statements.

Our cost of sales primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services. Our cost of sales was approximately $8,707 in Interim 2024, an increase of $170 (2%) from $8,537 in the same period last year, primarily driven by a $1,051 increase in direct employee cost relating to the acquisition of CRS, offset partially by a decrease of $831 in shipping and warehousing costs.

Our gross profit was approximately $11,893 in Interim 2024, a slight decrease of $275 (2%), compared to Interim 2023 gross profit of $12,168. Gross margin was relatively flat, reflecting a decrease to 58% in Interim 2024 from 59% for Interim 2023.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses for Interim 2024 were approximately $11,625, a slight decrease of $92 (1%), compared to the same period in the prior year of $11,717. This decrease is due to the Company’s continued efforts to reduce operating costs, offset by the acquisition of CRS.

Total other expenses (income) increased to an expense of $3 for Interim 2024 from total other income of $8 in the same period last year, mainly due to the decrease of our loan facility to our Parent Company resulting in less interest income generated (see “Term Loan Agreement” below), and a decrease of interest expense related to the payoff of the TD Bank mortgage loan.

Despite the decline in income before provision for income taxes, our provision for income taxes increased by approximately $12 to $74 for Interim 2024 from $62 in Interim 2023, due to other tax related adjustments.

As a result of the foregoing, the net income of the Company decreased by $206 for Interim 2024 to $191 from $397 in same period last year.

Liquidity and Capital Resources

Cash Flow

Operating Activities

Net income provided $191 of cash flow in Interim 2024.

Operating activities provided $1,469 of cash during Interim 2024 driven by cash generated relating to the timing of prepaid expenses and other current assets ($586), adjustments to deferred income ($491), and other timing related fluctuations in other items ($392) .

Investing Activities

During Interim 2024, we used approximately $1,232 cash in connection with the Company’s investing activities comprised of $541 in purchases of equipment from TerraCycle Canada, $390 for improvements to the Illinois building, and $301 of other leasehold related improvements.

Financing Activities

Our financing activities used net cash of approximately $1,166 during Interim 2024 as a result of the annual payment of dividends to common and preferred shareholders of $953 distributed in May, and repayment of long-term debt in the amount of approximately $213.

Capital Resources

Management believes that the Company’s existing cash balances of $7,257 at June 30, 2024, along with cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan was $300 and was subject to interest at 5.75%. The mortgage note was paid in full on February 7, 2024, for principal and accrued interest of $312. For details see Note 8 to the accompanying unaudited financial statements..

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan was $300 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $164 at June 30, 2024 and $174 at December 31, 2023.

The Company entered into a term loan agreement with TCI on July 1, 2019, as amended, under which TCI may borrow up to $10 million from the Company. Under the terms of the agreement, TCI will pay interest on a quarterly basis at a rate of LIBOR + 2.25 percent based on the average monthly balance for each preceding quarter. The unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, January 1, 2026. The Company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI in connection with this agreement was untrue in any material respect at the time it was made. As at June 30, 2024 and December 31, 2023, the balance of the Company’s loan to TCI pursuant to this agreement was $2,454 and $780, respectively. The term loan agreement and amendment are attached to this report as Exhibits 6.4 and 6.5, respectively.

On a regular basis, the Company enters various transactions with TCI (its parent) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI, a tax sharing agreement between TCI and the Company, as well as the Company funding TCI with cash to cover such items as payroll. On June 30, 2024 and December 31, 2023, the Company had a net related party short term receivable from TCI in the amount of $2,638 and $720, respectively. On June 30, 2024 and December 31, 2023 the Company has a net related party receivable from other subsidiaries of TCI in the amount of $24 and $130, respectively, and has a net related party payable to other subsidiaries of TCI in the amount of $431 and $279, respectively.

The Company allocated $57 and $672 for the six months ended June 30, 2024 and 2023, respectively, of office and related expenses to the TCI and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

On December 14, 2022, our subsidiary, TerraCycle US, LLC, acquired the Chicago Property for a total purchase price of $5,700. In connection with this purchase, TerraCycle US, LLC entered into a financing arrangement with Citibank, N.A. (“Citibank”) with a principal amount of the loan of $4,560 with an annual interest rate of 5.21%. Monthly payments of $31 will be paid for 119 months until a final balloon payment of $2,899 becomes due December 14, 2032. In the event of prepayment, TerraCycle US, LLC will be required to pay liquidated damages with respect to interest shortfalls, including prepayment as a result of acceleration of the debt. In addition to a security interest in the Chicago Property, Citibank has a security interest in a TerraCycle US, LLC deposit account established with Citibank having a minimum balance of $100 and a security interest in all rents paid to TerraCycle US, LLC. We also have guaranteed the debt undertaken by TerraCycle US, LLC in the amount of $5,000 in principal plus interest, legal and remedial costs and expenses. The amount outstanding under the note payable was approximately $4,358 and $4,426 at June 30, 2024 and December 31, 2023, respectively.

On May 31, 2023, with the acquisition of CRS, the Company assumed short term loans which are payable before December 31, 2023. The amount outstanding under these loans was $90 at June 30, 2023.

The Company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements.

For details regarding the Company’s debt obligations and lease commitments, see Notes 7 , 8 and 9 to the accompanying financial statements.

Trend Information

Management Plans

Acquisition of Complete Recycling Solutions

On June 1, 2023, TerraCycle acquired Complete Recycling Solutions (CRS), a 21-year-old universal waste recycling company. CRS is based in Fall River, Massachusetts (less than 20 miles from Providence, Rhode Island). CRS provides light bulb and e-waste recycling services. We believe this acquisition benefits our existing Regulated Waste segment, as it expands the services we offer new and existing customers and enables the Company to process lightbulbs vs. paying higher costs to third party recyclers prior to the acquisition.

Subsequent Event - Acquisition of North Coast Recycling Serivces, LLC

On September 1, 2024, the Company acquired 100% of the securities of North Coast Recycling Services, LLC (“NCRS”) for a total purchase price of $5,500. NCRS provides specialty waste handling and recycling services in the New England area of the United States. The Company is in the process of completing initial accounting for the acquisition, as such, required disclosures will be presented in future periods.

General Market Trends

●	We believe that revenue will continue growing both organically and through acquisition, while costs are continually being monitored closely and reduced where possible.

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the United Nations, World Economic Forum and the Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”. We believe that this will continue to provide a tail wind to our business.

●	Corporations are consistently integrating sustainability programs into their operations and marketing initiatives, which again we consider to be a tail wind to drive continued growth.

Item 2.

None.

Item 3.

TerraCycle US Inc. and Subsidiaries

Interim Consolidated Financial Statements (Unaudited)

Periods Ended June 30, 2024 and 2023

TerraCycle US Inc. and Subsidiaries

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

(In thousands, except share data)
	June 30,	December 31,
	2024	2023
Assets
Current Assets
Cash	$7,257	$8,186
Accounts receivable, net	5,242	5,313
Related party receivable, net	2,662	850
Note receivable	-	1,215
Inventory, net	1,573	1,635
Prepaid expenses and other current assets	665	1,252
Total current assets	17,399	18,451
Long term assets
Property, plant and equipment, net	10,232	9,227
Operating lease right-of-use assets	5,336	4,919
Goodwill	2,464	2,464
Other intangible assets, net	4,185	4,379
Total assets	$39,616	$39,440
Liabilities and Stockholders' Equity
Current liabilities
Current portion of long-term debt	$181	$181
Long-term operating lease liability	481	571
Accounts payable	1,354	1,188
Related party payables	431	279
Accrued redemption points	482	473
Accrued expenses and other current liabilities	1,662	1,526
Deferred tax liability	-	246
Deferred income	4,878	4,387
Total current liabilities	9,469	8,851
Long-term debt, net of current portion	4,341	4,554
Long-term operating lease liability	5,002	4,469
Total liabilities	18,812	17,874
Commitment and contingencies (note 9)
Stockholders' equity:
Common stock, par value $0.001 per share, 1,500,000 shares authorized:
500,000 shares issued and outstanding at June 30, 2024 and December 31, 2023	-	-
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized: 196,173 and 196,142 shares issued and outstanding at June 30, 2024 and December 31, 2023; liquidation preference of $196,173 at June 30, 2024	-	-
Additional paid-in capital	18,751	18,751
Retained earnings	2,053	2,815
Total stockholders' equity	20,804	21,566
Total liabilities and stockholders' equity	$39,616	$39,440

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

(In thousands)
	Six Months Ended	Six Months Ended
	June 30, 2024	June 30, 2023
Net sales	$20,600	$20,705
Cost of sales	8,707	8,537
Gross profit	11,893	12,168
Operating expenses
Selling, general and administrative expenses	11,625	11,717
Income from operations	268	451
Other (income) expenses:
Interest income	(121)	(137)
Interest expense	122	127
Foreign currency exchange	2	2
Total other expenses (income)	3	(8)
Income before provision for income taxes	265	459
Provision for income taxes	74	62
Net income	$191	$397

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Equity

(Unaudited)

(In thousands)
	Common Stock		Preferred Stock			Retained	Total Stockholders'
	Amount	Shares	Amount	Shares	APIC	Earnings	Equity
Balance at January 1, 2023	$-	500	$-	196	$18,748	$4,188	$22,936
Reg A+ Class A preferred stock warrants exercised	-	-	-	-	3	-	3
Dividend distribution	-	-	-	-	-	(2,325)	(2,325)
Net income	-	-	-	-	-	952	952
Balance at December 31, 2023	-	500	-	196	18,751	2,815	21,566
Dividend distribution	-	-	-	-	-	(953)	(953)
Net income	-	-	-	-	-	191	191
Balance at June 30, 2024	$-	500	$-	196	$18,751	$2,053	$20,804

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)
	Six Months Ended	Six Months Ended
	June 30, 2024	June 30, 2023
Cash flows from operating activities
Net income	$191	$397
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	194	72
Depreciation	228	125
Bad debts	22	(21)
Operating lease assets	380	197
Changes in operating assets and liabilities:
Accounts receivable	49	(1)
Related party receivables, net	(1,812)	2,514
Inventory	62	(147)
Prepaid expenses and other current assets	586	(784)
Note receivable	1,215	-
Accounts payable	167	(127)
Related party payables	151	3
Accrued expenses and redemption points	(101)	(665)
Operating lease liabilities	(354)	(188)
Deferred income	491	783
Net cash provided by operating activities	1,469	2,158
Cash flows from investing activities
Purchase of property and equipment	(541)	(90)
Purchase of leasehold improvements	(691)	(1,073)
Acquisition of business, net of cash acquired	-	(6,606)
Net cash used in investing activities	(1,232)	(7,769)
Cash flows from financing activities
Repayment from long-term debt	(213)	(104)
Dividends paid	(953)	(2,325)
Net cash used in financing activities	(1,166)	(2,429)
Net decrease in cash	(929)	(8,040)
Cash, beginning of year	8,186	16,499
Cash, end of period	$7,257	$8,459
Supplemental disclosure of cash flow data:
Interest paid	$122	$127
Cash paid for operating leases	$444	$211
Cash paid for income taxes	$20	$891

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Note 1 - Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. On the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has three US operating subsidiaries which are also 100% wholly owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI only has holding company activities.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers. In addition, TerraCycle Regulated Waste (“TCRW”), a subsidiary of LLC, is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental programs for their facilities, focusing on regulated waste (e.g., fluorescent lamps, batteries and e-waste).

Note 2 - Summary of Significant Accounting Policies

The Company’s significant accounting policies were described in Note 2 to the audited consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. There have been no significant changes in the Company’s accounting policies during the six months ended June 30, 2024.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The amendments in ASU 2023-07 apply to all public entities that are required to report segment information in accordance with Topic 280, Segment Reporting. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023. The Company plans to adopt ASU 2023-07 on the effective date.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 apply to all entities that are subject to Topic 740, Income Taxes with certain amendments only applicable to public business entities. For public business entities, the amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company plans to adopt ASU 2023-09 at the effective date.

Note 3 – Acquisition

For acquisitions, the Company allocates the purchase price to assets acquired and liabilities assumed as of the date of acquisition based on the estimated fair values at the date of acquisition. The excess of the fair value of the purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs not observable in the market.

The acquisition is accounted for in accordance with ASC 805. Under ASC 805, the aggregate amount of consideration paid by the Company is allocated to net tangible assets and intangible assets based on their estimated fair values as of the acquisition date and consolidated with those of our Company. The Company considers the distribution network, operating cash flows, and future expected revenue and earnings that are to be generated when determining the purchase price of the acquisition. The fair value of acquired intangible assets relates to certifications and permits, current contracts, and customer relationships. The Company retained an independent third-party appraiser to assist management in its valuation of the acquisition.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

The customer relationships and certification and permits assets are being amortized on a straight-line basis over a period of 15 years. The current contracts are being amortized on a straight-line basis over a period of 5 years. Acquired fixed assets will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Current contracts and customer relationships were valued using the multi-period excess earnings method of the income approach valuation, while certifications and permits was valued using the replacement cost new less depreciation method of the cost approach valuation.

2023 Acquisitions

On May 31, 2023, the Company acquired 100% of the securities of Complete Recycling Solutions, LLC (“CRS”) for $6,649. CRS is a lighting and electronic waste recycling solutions company with locations in Fall River, Massachusetts and Somerset, New Jersey. CRS recycles mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

CRS Acquisition
Cash consideration	$6,577
Working capital adjustment	72
Total purchase price	$6,649
Asset acquired:
Cash	$36
Accounts receivable	697
Inventory	59
Other current assets	133
Fixed assets	766
Operating lease asset	3,949
Goodwill	1,511
Certifications and permits	1,472
Current contracts	79
Customer relationships	2,076
Total assets	10,778
Less liabilities assumed:
Accounts payable	(9)
Short term operating lease liability	(320)
Other current liabilities	(171)
Long term operating lease liability	(3,629)
Total liabilities	(4,129)

Net assets acquired	$6,649

The acquisition resulted in the recognition of goodwill in the Company’s consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

The Company incurred transaction fees of approximately $242. These transaction fees are included in selling, general and administrative expenses in the consolidated statement of operations for the six months ended June 30, 2023.

Note 4 - Inventory

Inventory consists of the following:

	June 30, 2024	December 31, 2023
Raw Materials	$1,455	$1,683
Finished Goods	343	177
	1,798	1,860
Less reserve for obsolete inventory	225	225
Inventory, net	$1,573	$1,635

Note 5 - Property and Equipment

Property and equipment, net consist of the following as of June 30, 2024 and December 31, 2023:

	Estimated	June 30,	December 31,
	useful lives	2024	2023
Land		$32	$32
Vehicles	5 years	271	271
Machinery and equipment	7 years	1,596	1,072
Buildings and improvements	39 years	9,599	8,898
Computer equipment	3 years	379	379
Furniture and fixtures	7 years	63	55
		11,940	10,707
Less accumulated depreciation		1,708	1,480
Property and equipment, net		$10,232	$9,227

For the six months ended June 30, 2024 and 2023, depreciation expense amounted to approximately $228 and $125, respectively.

Note 6 – Intangible Assets

Intangible assets represent the value assigned to patents and trademarks, customer relationships and certifications and permits. These intangibles are being amortized on a straight-line basis and consist of the following:

	Estimated	June 30,	December 31,
	Useful lives	2024	2023
Patents and trademarks	15 years	$1,557	$1,557
Certification and permits	15 years	1,472	1,472
Customer relationships	15 years	2,076	2,076
Other intangibles	5 years	79	79
		5,184	5,184
Less accumulated amortization		999	805
Intangible assets, net		$4,185	$4,379

Amortization expense for the six months ended June 30, 2024 and 2023 was approximately $194 and $72, respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Note 7 - Related Party Transactions

On a regular basis, the Company enters various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as the Company funding TCI with cash to cover such items as payroll. On June 30, 2024 and December 31, 2023, the Company had a net related party short term receivable from TCI in the amount of $2,638 and $720, respectively. On June 30, 2024 and December 31, 2023 the Company has a net related party receivable from other subsidiaries of the Parent Company in the amount of $24 and $130, respectively, and has a net related party payable to other subsidiaries of the Parent Company in the amount of $431 and $279, respectively.

The Company allocated $57 and $672 for the six months ended June 30, 2024 and 2023, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

Note 8 - Debt Obligations

On March 27, 2014, the Company secured a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note matures on April 1, 2029 and is payable in monthly installments of $2 which includes principal plus interest at 5.75%. The mortgage note payable is secured by the building. On February 7, 2024, the Company paid off the principal and accrued interest of $132. The amount outstanding under the mortgage note payable was $135 on December 31, 2023.

On May 26, 2016, the Company secured a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note matures on May 25, 2031 and is payable in monthly installments of $2, which includes principal plus interest at 4.50%. The amount outstanding under the mortgage note payable was $164 and $174 on June 30, 2024 and December 31, 2023, respectively.

On December 14, 2022, the Company secured a mortgage note payable with Citibank, N.A. The note matures on December 14, 2032 and is payable in monthly installments of $31, which includes principal plus interest at 5.21%, and a balloon payment of $2,899 due on December 14, 2032. The note payable is collateralized by the building. The amount outstanding under the note payable was $4,358 and $4,426 on June 30, 2024 and December 31, 2023, respectively.

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2024 are as follows:

Amount
2024 (excluding the six months ended June 30, 2023)	$82
2025	173
2026	182
2027	192
2028	202
Thereafter	3,692
Total	$4,522

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Note 9 - Commitments and Contingencies

Leases

The Company leases office spaces, equipment and various properties for storage. Many of the Company’s operating leases include one or more options to renew at the Company’s sole discretion. The lease renewal option terms are generally within 12 months. The determination of whether to include renewal options is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheet as of June 30, 2024 and December 31, 2023.

Lease expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Short-term lease expenses are leases with an initial term of 12 months or less not capitalized by the Company. Variable costs include certain lease arrangements that require periodic increases in the Company’s base rent that may be subject to certain economic indexes, among other items. In addition, variable costs include a portion of the lease arrangement where the Company is to pay property taxes, utilities and other costs related to several of its leased office facilities that fluctuate based on the actual amounts incurred by the Company’s lessor. In December of 2023, the Company got into a contract to sublease its TCRW facility for the remainder of its lease term ending May 31, 2027.

Lease expense included in the consolidated statements of operations for the six months ended June 30, 2024 and 2023 is shown below:

	June 30, 2024	June 30, 2023
Operating lease expense	$471	$220
Short-term lease expense	85	292
Variable lease cost	271	260
Sublease rental income	(221)	-
Total lease expense	$606	$772

The following is a schedule, by years of maturities of lease liabilities as of June 30, 2024:

Total Operating Lease Payments
2024 (excluding the six months ended June 30, 2024)	$469
2025	938
2026	912
2027	622
2028	462
Thereafter	3,040
Total minimum lease payments	$6,443
Less amount representing imputed interest	960
Present value of lease obligations	$5,483

Weighted average remaining lease term (years)	4.5
Weighted average discount rate	3.86%

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

Note 10 – Stockholders’ Equity

The Company has an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances following 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

At December 31, 2018, the 34,182 shares of the Company’s non-voting Class A Preferred stock are held by a shareholder who exchanged shares in TCI for the Class A Preferred stock. 29,221 shares were sold pursuant to the Company’s Regulation A+ offering throughout 2019, as described below. On December 27, 2019, the remaining 4,961 unsold shares were put back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI Series D and Series C shares, in a defined formula.

Between January 11, 2019 and November 13, 2020, the Company elected seven partial closings in connection with its offering under Regulation A of Non-Voting Class A Preferred Stock. The gross cash received from this offering was $19,424,950. Total shares sold were 194,142 comprised of 164,921 shares of Non-Voting Class A Preferred Stock issued by the Company and 29,221 shares sold by an existing shareholder.

On February 25, 2019, ACC exercised the option to exchange 2,000 shares of Non-voting Class A Preferred Stock as payment against an outstanding promissory note. The 2,000 shares are new shares.

Note 11 - Segments

The Company defines its business in five segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZWB), 3) Material Sales (MS), 4) Regulated Waste (RW), and 5) Corporate (CORP). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations. The CORP segment includes revenue recognition adjustments not allocated to the other segments.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

	SW	ZWB	MS	RW	CORP	TOTAL
Six Months Ended June 30, 2024
Net Sales	$6,464	7,497	1,283	5,868	(512)	20,600
Income (loss) before income taxes	$12	366	(303)	276	(86)	265

Six Months Ended June 30, 2023
Net Sales	$7,901	7,889	1,349	3,650	(83)	20,705
Income (loss) before income taxes	$656	474	(275)	45	(442)	459

Note 12 - Subsequent Events

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term SOFR. Adjusted Term SOFR means the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis point) (the “Index”). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such tines be deemed to be 0.50% (the “Floor”).

On September 1, 2024, the Company acquired 100% of the securities of North Coast Recycling Services, LLC (“NCRS”) for a total Purchase Price of $5,500. NCRS provides specialty waste handling and recycling services in the New England area of the United States. The Company is in the process of completing initial accounting for the acquisition, as such, required disclosures will be presented in future periods. Management has performed a review of matters through September 26, 2024, the date the financial statements were available to be issued.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
6.1	Operational Support Services Agreement (1)
6.2	Rental Agreements (1)
6.3	GRN Movement Agreement (2)
6.4	Term Loan Agreement (3)
6.5	Amendment to Term Loan Agreement (3)
6.6	HBS Agreement (4)*
6.7	Purchase and Sale Agreement (4)*
6.8	First Amendment to Purchase and Sale Agreement (4)
6.9	Second Amendment to Purchase and Sale Agreement (4)
6.10	Third Amendment to Purchase and Sale Agreement (4)
6.11	Guaranty and Pledge Agreement (4)
6.12	Independent Contractor Agreement #*
6.13	Grant of Restricted Stock Units #

# *	Filed herewith. Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.
(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734)
(2)	Filed as an exhibit to the TerraCycle US Inc. Annual Report on Form 1-K (filed May 2, 2022, and incorporated herein by reference).
(3)	Filed as an exhibit to the TerraCycle US Inc. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).
(4)	Filed as an exhibit to the TerraCycle US Inc. Annual Report on Form 1-K (filed May 1, 2023, and incorporated herein by reference).

*	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
Date: September 26, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer
September 26, 2024

/s/	Damian Finio
Chief Financial Officer (Chief Accounting Officer)
September 26, 2024